U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 2 November 2006
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-
2(b):
82-_______________.
Enclosures:
Announcement: Sasol Issues Annual Financial Statements and Annual General Meeting Details

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:
JSE - SOL
NYSE - SSL
("Sasol")

SASOL ISSUES ANNUAL FINANCIAL STATEMENTS AND ANNUAL GENERAL MEETING
DETAILS

Sasol's annual report, containing its financial statements for the year ended 30 June 2006, prepared in accordance with International Financial Reporting Standards, has been issued and has been posted on the
Sasol website at www.sasol.com. An abridged report will not be published as the information previously published in the provisional report is unchanged.

Copies of the annual report will be sent to holders of securities and the JSE Limited by no later than 1
November 2006.

The annual general meeting of members of Sasol will be held at 08:00 on 23 November 2006 in the Sasol
Limited Auditorium, 1 Sturdee Avenue, Rosebank, Johannesburg, South Africa to transact the business stated in the notice of the annual general meeting.

Sasol's annual financial statements prepared in accordance with accounting principles generally accepted in the United States will be filed on Form 20-F with the Securities and Exchange Commission by Friday 3
November 2006 and will be made available on the Sasol website at www.sasol.com. Holders of American
Depositary Receipts can request copies of the Form 20-F free of charge from the Investor Relations
Department at investor.relations@sasol.com

1 November 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 November 2006
By: /s/ N L Joubert
Name: Nereus Louis Joubert
Title:   Company Secretary